Name change   82-4621

02 MAR -4 AM 8:10

Securities and Exchar
450 Fifth Street, N.W.
Washington, D.C. 205
USA

02028276

SUPPL

ProSiebenSat.1 Media AG as legal successor to ProSieben Media AG
File No 82-4621

25.05.01

Dear Sirs,

Enclosed is a copy of the release „Andersen and Deloitte & Touche GmbH appointed to value ProSiebenSat.1 Media AG and KirchMedia GmbH & Co. KgaA" that was published on 19 December, 2001. We have also included the press-release "ProSiebenSat.1 Group attains net income of EUR 68 million" that was being published on 5 February, 2002. This information is being furnished pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Very truly yours,

Catherine v. Knoop

Catherine v. Knoop
Investor Relations
ProSiebenSat.1 Media AG
Medienallee 7
D-85774 Unterfoehring
Germany
Tel.: +49-89-95 07-1511
Fax: +49-89-95 07-1503

PROCESSED
MAY 14 2002
THOMSON FINANCIAL

ProSiebenSat.1 Media AG
Investor Relations
Postanschrift:
D-85773 Unterföhring
Hausanschrift:
Medienallee 7
D-85774 Unterföhring
Tel. +49 [89] 95 07-1510
Fax +49 [89] 95 07-15 03
www.ProSiebenSat1.de
info@ProSiebenSat1.de

Enclosures:
Press release: „Andersen and Deloitte & Touche GmbH appointed to value ProSiebenSat.1 Media AG and KirchMedia GmbH & Co.KGaA"
Press release: "ProSiebenSat.1 Group attains net income of EUR 68 million"

dlw 4/5

File No. 82 - 4621

ProSiebenSat.1 Media AG

Press Release

ProSiebenSat.1 Group attains net income of EUR 68 million

Income for fiscal 2001 well above expectations

Munich, February 5, 2002. According to its preliminary, unaudited financial statements, the ProSiebenSat.1 Group was able to attain consolidated net income of EUR 68 million in fiscal 2001. This represents a decline of 27 percent from 2000, which was a record year. Group income before taxes was EUR 106 million, compared with EUR 205 million in the previous year. Germany's largest television corporation thus outperformed expectations for fiscal 2001. Consolidated revenues were at EUR 2.015 billion, down 6.5 percent from last year. However, in terms of net earnings, strict cost management made up for just under 30 percent of the revenue decline of EUR 140 million.

Business development in 2001 was profoundly affected by the declining advertising market which until then had shown a continuous upward trend. In view of the strong decline in demand for television advertising, the ProSiebenSat.1 Group had anticipated consolidated income before taxes of EUR 90 million. The company continues to assume that net revenues for the German television advertising market declined by a total of seven to eight percent in the year 2001.

The ProSiebenSat.1 Group expects to release its complete and audited statements for fiscal 2001 on February 26, 2002.

Contact:
Insa Doescher
Head of Investor Relations
ProSiebenSat.1 Media AG
Medienallee 7
D-85774 Unterföhring
Phone: +49 [89] 95 07-1510
Fax: +49 [89] 95 07-1503

email:
Insa.Doescher
@ProSiebenSat1.com

Press release online:
www.ProSiebenSat1.com

File No. 82-4621

ProSiebenSat.1 Media AG

Press Release

Andersen and Deloitte & Touche GmbH appointed to value ProSiebenSat.1 Media AG and KirchMedia GmbH & Co. KGaA

Four banks appointed as financial advisors/Merger implementation in a three-step process

Munich, December 19, 2001. KirchMedia GmbH & Co. KGaA and ProSiebenSat.1 Media AG today publicly announced that they had appointed two independent auditors to undertake the valuation process that will pave the way for their merger in 2002. The auditors will jointly report on the value of both companies and the exchange ratio. KirchMedia has mandated Deloitte & Touche GmbH. ProSiebenSat.1 Media AG has mandated Andersen. Neither Deloitte & Touche GmbH nor Andersen act or have previously acted as statutory auditor of either company.

Contact:
Insa Doescher
Head of Investor Relation
ProSiebenSat.1 Media AG
Medienallee 7
D-85774 Unterföhring
Phone: +49 (89) 95 07-15 10
Fax: +49 (89) 95 07-15 03

email:
Insa.Doescher
@ProSiebenSat1.com

Press release online:
www.ProSiebenSat1.com

The two auditors will determine the value of the two companies applying the discounted earnings method ("Ertragswertmethode"), following a procedure laid out in the principles of corporate appraisal by the Institute of German Auditors (Institut der Wirtschaftsprüfer e. V.). The exchange ratio will be reviewed by a court appointed merger auditor. This procedure is customary practise for mergers of German listed companies and has, for example, been used in statutory mergers of Sat.1 Holding GmbH and ProSieben Media AG, Veba AG and VIAG AG as well as Thyssen Aktiengesellschaft and Fried. Krupp AG Hoesch-Krupp or Daimler-Benz Aktiengesellschaft and Chrysler Corporation.

Financial advisors

KirchMedia has appointed Lehman Brothers Europe Ltd. and JP Morgan as its financial advisors. Credit Suisse First Boston (Europe) Ltd. and Deutsche Bank AG advise ProSiebenSat.1 Media AG.

Preparation of merger

Independent of the valuation process, KirchMedia GmbH & Co. KGaA and ProSiebenSat.1 Media AG have agreed on further details of the merger implementation process. A three-step process has been designed to prepare the implementation of the agreement in principle to merge the two companies and the optimal organizational integration. The first phase -

„preparation phase" – where business integration teams of both companies have met and planned the detailed finished last week with the conversion of KirchMedia GmbH & Co. KGaA into a limited liability stock company (Aktiengesellschaft, AG) and the election of the Supervisory Board members and of the Executive Board for the new AG.

In phase two - "30-day-phase" - which lasts from mid-December to mid-January, the synergy potential from the integration will be analysed in a bottom-up process. Phase three -"90-day-phase" - covers the time until mid-March and primarily relates to making concrete preparations for implementing the integration. This phase entails the definition of specific business models and organizational structures for the differant business areas as well as the development of detailed implementation plans.

KirchMedia and ProSiebenSat.1 Media AG will explain all details of the merger project in a Merger Report which will be available together with the invitations to general shareholders' meetings of KirchMedia and ProSiebenSat.1 Media AG by March/April 2002. This will be followed by the listing of the merged entity on the Frankfurt Stock Exchange in June 2002.

Further information on the planned merger can be found at www.ProSiebenSat1.com.